

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Alex Valdes
Chief Financial Officer
T Stamp, Inc.
3017 Bolling Way NE, Floors 1 and 2
Atlanta, GA 30305

> **Re: T Stamp, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 16, 2024**
> **File No. 333-277151**

Dear Alex Valdes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson